UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER: 001-32169

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlas America, Inc. Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlas America, Inc.
Westpointe Corporate Center
1550 Coraopolis Heights Rd.
2nd Floor
Moon Township, PA 15108
(412) 262-2830

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Atlas America, Inc.
Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Atlas America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended September 30, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
April 14, 2008

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

September 30, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value	$26,665,132	$18,010,100

Receivables:
Participant contributions	137,383	78,177
Employer contributions	93,309	48,392
Total receivables	230,692	126,569

Total assets	$26,895,824	$18,136,669

NET ASSETS AVAILABLE FOR BENEFITS	$26,895,824	$18,136,669

See accompanying notes to financial statements.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended September 30, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$575,404
Net appreciation in fair value of investments	5,225,427
5,800,831

Contributions:
Employer	924,728
Participants	2,566,146
Rollovers	131,379
3,622,253
TOTAL ADDITIONS	9,423,084

Deductions from net assets attributed to:
Benefits paid to participants	552,441
Administrative expenses	111,488
TOTAL DEDUCTIONS	663,929
NET INCREASE	8,759,155

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	18,136,669
End of year	$26,895,824

See accompanying notes to financial statements.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

September 30, 2007

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Atlas America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Atlas America, Inc. (the “Company”) and its subsidiaries. Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their day of hire. Employees with one year of service (1,000 hours) are eligible to receive Company matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 30, 2005, Resource America, Inc. (“Resource”) (the former parent of the Company) completed a spin-off of the Company. As a result of the spin-off, employees of the Company were no longer participants in the Resource America, Inc. Investment Savings Plan, (the “Resource Plan”) and their accounts and investments were transferred to the Company’s newly formed Plan as of July 1, 2005. As a result of the spin-off, the Resource Plan received a stock dividend of 187,952 shares of the Company’s common stock of which 111,500 shares were included in the assets transferred to the Plan. As of September 30, 2007 and 2006, the Plan held 214,942 and 130,518 shares of the Company’s common stock, and held 107,742 and 111,908 shares of Resource’s stock (see Note D).

On May 29, 2007, the Plan received 67,980 shares of the Company’s common stock in connection with the three-for-two stock split declared by the Company on April 27, 2007. On March 10, 2006, the Plan received 42,615 shares of the Company’s common stock in connection with the three-for-two stock split declared by the Company on February 6, 2006. All disclosures of Atlas shares included in these financial statements are presented on a post-split basis.

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and are subject to annual limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make a rollover contribution from other qualified plans or rollover IRAs. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. At September 30, 2007, the Plan’s investment options included 16 mutual funds, Atlas America, Inc. common stock and a money market account. The Plan does not permit participants to direct any portion of their existing account balance or current contributions to Resource common stock. Furthermore, participants who choose to sell their Resource stock are not permitted to sell less than 100% of their holdings.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2007

NOTE A - DESCRIPTION OF PLAN (Continued)

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis, which is invested as directed by the participant. Employer matching contributions for the year ended September 30, 2007 included $249,874 in shares of the Company’s common stock. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. The Company did not make any discretionary contributions for the year ended September 30, 2007. Contributions are subject to certain IRC limitations.

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuous service. A participant vests at the rate of 20% per year and is 100% vested after five years of credited service. Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions and to pay Plan expenses. As of September 30, 2007 and 2006, accumulated forfeitures were $230 and $8,959, respectively. For the year ended September 30, 2007, forfeited nonvested amounts totaled $4,691. During the year ended September 30, 2007, administrative expenses of $12,997 were paid from forfeited nonvested amounts.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2007

NOTE A - DESCRIPTION OF PLAN (Continued)

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time the loan is made (ranging from 5% to 11.5%). At September 30, 2007 and 2006, participant loans outstanding were $411,837 and $344,468, respectively. Principal and interest is paid ratably through bi-weekly payroll deductions.

Plan Administration

The Company has the option, but not the obligation, to pay administrative expenses of the Plan. During the year ended September 30, 2007, the Company paid $52,111 of the Plan’s administrative expenses. In addition, certain administrative functions were performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Recognition

Net appreciation (depreciation) in fair value of investments represents all realized and unrealized gains and losses on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

NOTE C - INVESTMENTS

The following table presents investments at September 30, 2007 and 2006. Investments that represent 5% or more of the Plan’s net assets at either September 30, 2007 or 2006 are separately identified.

	2007	2006
Mutual Funds:
Fidelity Investments Dividend Growth Fund	$1,083,993	$916,027
Other	11,271,614	7,627,973
	12,355,607	8,544,000
Common Stocks:
Atlas America, Inc. - 214,942 and 195,777 common shares	11,097,475	5,570,505
Resource America, Inc. - 107,742 and 111,908 common shares	1,701,243	2,327,698
	12,798,718	7,898,203
Money Market Funds:
Vanguard Prime Money Market Fund	1,098,970	1,219,524
Other	—	3,905
	1,098,970	1,223,429
Participant loans	411,837	344,468
	$26,665,132	$18,010,100

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2007

NOTE C - INVESTMENTS (Continued)

During the year ended September 30, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Mutual Funds	$1,102,716
Common Stocks:
Atlas America, Inc.	4,657,066
Resource America, Inc.	(534,355)
4,122,711
$5,225,427

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Atlas America, Inc., the Plan sponsor. The Plan held 214,942 and 195,777 shares of Atlas America, Inc. common stock at September 30, 2007 and 2006. During the year ended September 30, 2007, Atlas America, Inc. common stock appreciated in value by $ 4,657,066. Also, as a result of the Company’s spin-off from Resource, the Plan held 107,742 and 111,908 shares of Resource America, Inc., common stock at September 30, 2007 and 2006, respectively. During the year ended September 30, 2007, the Resource America, Inc. common stock depreciated in value by $534,355. See Note G.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company plans to pay lost earnings and any applicable excise tax related to the delinquent participant contributions. See Note H.

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the determination letter, the Plan administrator believes that the form of the Plan is designed with the applicable provisions of the IRC. The Plan administrator is aware of certain operational errors which, if left uncorrected, could jeopardize the Plan’s qualified status; however, these issues are being addressed in accordance with published IRS guidance, and as a result, the Plan administrator believes that the Plan will remain qualified and no provision for income taxes is necessary.

NOTE F - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

September 30, 2007

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of September 30, 2007, 41% of the Plan’s assets were invested in the common stock of Atlas America, Inc, an increase of 10% from 31% at September 30, 2006. At September 30, 2007, 6% of the Plan’s assets were invested in the common stock of Resource America, Inc., a decrease of 7% from 13% at September 30, 2006. At April 11, 2008, the quoted market price of Resource America, Inc. common stock was $9.27 per share.

NOTE H - PROHIBITED TRANSACTIONS

During the year ended September 30, 2007 the Plan sponsor failed to make deposits of approximately $158,000 of participant contributions within the timeframe required by the United States Department of labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Management believes that assets can reasonably be segregated within 20 calendar days. Therefore, any amount remitted after such number of days is considered late. The Plan sponsor made deposits ranging from 1 to 11 days after the date on which the contributions were due, and intends to file a Form 5330 and pay any applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant contributions been remitted within the required DOL timeframe.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a -
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

September 30, 2007

Employer Identification Number 51-0404430
Plan Number: 001

Participant contributions (including loan payments of $7,700) of the current Plan Year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$157,959

Amount fully corrected under Department of Labor’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent deposits of current Plan Year participant contributions and loan payments constituting prohibited transactions	$157,959

Delinquent deposits of prior year participant contributions not fully corrected until the current plan year-end	372,693

Total delinquent deposits of participant contributions constituting prohibited transactions	$530,652

SUPPLEMENTAL SCHEDULE

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

September 30, 2007

Employer Identification Number: 51-0404430
Plan Number: 001

(a)	(b)	(c)	(e)
Description of Investment,
Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Value	Current Value
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 214,942 Shares	$ 11,097,475
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 107,742 Shares	$ 1,701,243
	Vanguard Prime Money Market Fund	Money Market	$ 1,098,970
	Fidelity Investments Dividend Growth Fund	Mutual Fund	$ 1,083,993
	Janus Fund	Mutual Fund	$ 1,113,595
	Fidelity Investments Equity Income II Fund	Mutual Fund	$ 1,098,977
	The Vanguard Group Growth Index Fund	Mutual Fund	$ 1,052,892
	Fidelity Investments Fund	Mutual Fund	$ 893,899
	Weitz Partners Value Fund	Mutual Fund	$ 831,384
	PIMCO Total Return A Fund	Mutual Fund	$ 776,043
	The Vanguard Index Trust S&P 500 Fund	Mutual Fund	$ 1,125,774
	Tuner MidCap Growth Fund	Mutual Fund	$ 715,962
	Janus Worldwide Fund	Mutual Fund	$ 872,757
	Royce Total Return Fund	Mutual Fund	$ 1,021,098
	PIMCO Low Duration A Fund	Mutual Fund	$ 305,850
	Fidelity Investments OTC Portfolio	Mutual Fund	$ 481,377
	The Vanguard GNMA Fund	Mutual Fund	$ 376,727
	Old Mutual Large Cap Value Fund	Mutual Fund	$ 278,954
	Manager’s Special Equity Fund	Mutual Fund	$ 326,325
*	Participants’ loans	5% - 11.5%	$ 411,837
$ 26,665,132

*	Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

By:	/s/ Robin D. Harris
Robin D. Harris
Plan Administrator